

December 16, 2011

Via E-mail
Mr. Stephen D. Steinour
Chief Executive Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed October 31, 2011**
> **Response dated December 13, 2011**
> **File No. 001-34073**

Dear Mr. Steinour:

We have reviewed your correspondence filed with the Commission on December 13, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your future filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Period Ended September 30, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
NPAs, NALs, and TDRs
TDR Loans, page 40

1. We note your response to our previous comment eight in our letter dated December 7, 2011. Please tell us the following information:

- In your response, you state that you "routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan if the borrower is no longer experiencing financial difficulties." Please clarify whether you also make these modifications for all borrowers in the normal course of business or whether you only provide these modifications once a loan has been a performing TDR for an acceptable period of time or at maturity of the TDR.
- Please clarify whether the market rate of interest that typically occurs in the new loan is at a higher rate or lower rate than the rate immediately prior in the restructured loan.
- Please tell us whether the modifications to these loans are considered more than minor under ASC 310-20-35-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant